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                                  EXHIBIT INDEX

Exhibit A - Letter from Communication to the Issuer dated February 11, 1998.

Strictly Confidential

True North Communications, Inc.                                February 11, 1998
101 East Erie Street
Chicago, IL  60611
USA
Attention: Chief Executive Officer

Gentlemen,

In response to your letter dated February 4, 1998, Publicis Communication, a societe anonyme organized and existing under the laws of France ("Communication"), hereby advises you that Communication will not be providing you with a written notice of an intention to purchase additional shares of Common Stock, par value $.33 1/3 per share ("True North Shares") of True North Communications, Inc., a Delaware corporation ("True North"), such that Communication will own at least 18% of the issued and outstanding True North Shares within six months, and thus the slating of directors for the annual meeting of True North may proceed without the inclusion of a designee of Communication. Please be advised that this letter is being provided to you without prejudicing in any way Communication's right to evaluate its investment in True North from time to time and to make such decisions and take such actions as it deems appropriate in light of, among other things, then-existing business considerations and market conditions.

                                               Very truly yours,
                                               PUBLICIS COMMUNICATION

                                               By:  /s/ Maurice Levy
                                                    ----------------------------

cc:      General Counsel,
         True North Communications, Inc.

         Sidley & Austin
         Attn: Thomas A. Cole

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